UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
				   Washington, D.C. 20549

					SCHEDULE 13D

			Under the Securities Exchange Act of 1934
				(Amendment No. ________)*

				   ATLANTIC BANKGROUP, INC.
 				       (Name of Issuer)

					COMMON STOCK
			      (Title of Class of Securities)


					048221105
				      (CUSIP Number)

				APEX INVESTMENT MANAGEMENT, INC.
					BYRON D. ALDRIDGE, JR.
				 200 WESTPARK DR., STE. 270,
 			 PEACHTREE CITY, GA 30269. TEL.770-632-8859
 		  Name, Address and Telephone Number of Person Authorized to
				Receive Notices and Communications

					02-27-2008
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule .13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 048221105

1.  Names of Reporting Persons.
     		APEX INVESTMENT MANAGEMENT, INC.
_______________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
_______________________________________________________________________
3.  SEC Use Only
_______________________________________________________________________
4.  Source of Funds (See Instructions)
_________________________________OO____________________________________
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
______________________________________________________________________
6.  Citizenship or Place of Organization
     		 UNITED STATES

Number of Shares 		7.  Sole Voting Power      	 0

Beneficially			8.  Shared Voting Power  	 123,576

Owned by			9.  Sole Dispositive Power  	 0

Each Reporting			10. Shared Dispositive Power     123,576

Person With:


11.  Aggregate Amount Beneficially Owned by Each Reporting Person    123,576


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
_________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
___________________________________________________9.9%_________________

14.	Type of Reporting Person (See Instructions)
____________________________________________________IA____________________

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock $.01 par value (the "Common Shares") of Atlantic Bankgroup, Inc. (the "Issuer").
The principal executive offices of the Issuer are located at 1315 South Third Street, Jacksonville, FL 32250.

ITEM 2. IDENTITY AND BACKGROUND

        (a) This statement is filled by Apex Investment Management, Inc.

        (b) The address of principal office of Apex Investment Management, Inc. is 200 Westpark Dr., Ste. 270,Peachtree City, GA 30269.

        (c) Apex Investment Management, Inc. is Registered Investment Advisor acting under the Advisors Act of 1940.

        (d) During the last five years, the reporting person has not been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

        (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        (f) Apex Investment Management, Inc. is organized under the laws of the state of Georgia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All Securities reported in this schedule are or have been owned by advisory clients of Apex Investment Management, Inc.
All funds that have been utilized to purchase such shares are from such accounts.Apex Investment Management, Inc. disclaims direct beneficial ownership of all such securities. Each client has the right to receive dividends, and/or proceeds from the sale of securities.To the knowledge and information available to Apex Investment Management, Inc. at the date of this filing, the advisor acknowledges that no one client has an interest in 5% or more of the securities identified herein above.

ITEM 4. PURPOSE OF TRANSACTION

(a-j) The shares held by reporting person were acquired for, and are being held for investment purposes on behalf of the clients. The acquisitions of the shares were made in the ordinary course of the reporting person's business or investment activities, as the case may be.

 In an effort to protect their investment and the investments made on behalf of the clients, as well as to maximize shareholder value, the reporting person may acquire additional shares, dispose all or some of these shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares depending on business or market conditions, its continuing evaluation of the business and prospects of the issuer and other factors.

The reporting person may also engage in and may plan for its engagement in:
1)	the acquisition of additional shares of the issuer, or the disposition of shares of the issuer;
2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer
3)	a sale or transfer of a material amount of assets of the issuer;
4)	any change in the present board of directors or management of the issuer, including any plans or proposals to change
        the number or term of directors or to fill any existing vacancies on the board;
5)	any material change in the present capitalization or dividend policy of the issuer;
6)	any other material change in the issuer's business or corporate structure;
7)	changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
8)	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
9)	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act;
10)	causing the issuer to repurchase of the common shares outstanding of the issuer;
11)	causing the reduction of operating costs including but not limited to the salaries of the officers of the issuer; and/or
12)	any action similar to those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        a ) Apex Investment Management, Inc. is filing for and in behalf of 123,576 shares held cumulatively in the investment advisory client accounts.

        b) Apex Investment Management, Inc. is filing as indirect owner of the following number of shares of Common Stock with:

     Sole Voting Power: 0

     Shared Voting Power: 123,576 shares of Common Stock

     Sole Dispositive Power: 0

     Shared Dispositive Power: 123,576 shares of Common Stock


            c )During the last sixty days the following shares of common stock were purchased:

          Date   	 Numbers of Shares	Price
                             Purchased
        12/31/2007     		100		18.60
        1/2/2008		100		17.95
        1/15/2008		200		14.68
        1/15/2008		300		14.68
        1/15/2008		1,400		14.72
        1/15/2008		100		14.70
        1/15/2008		200		14.70
        1/15/2008		800		14.71
        1/16/2008		90		14.68
        1/16/2008		300		14.68
        1/16/2008		410		14.67
        1/16/2008		90		14.68
        1/16/2008		100		14.68
        1/16/2008		10		14.68
        1/16/2008		800		14.68
        1/17/2008		100		14.57
        1/24/2008		50		14.89
        1/24/2008		200		14.90
        1/24/2008		308		14.87
        1/24/2008		1,200		16.50
        1/24/2008		400		16.50
        1/24/2008		300		16.50
        1/24/2008		500		16.50
        1/24/2008		1000		15.95
        1/24/2008		100		15.98
        1/24/2008		1900		15.98
        1/24/2008		400		15.98
        1/24/2008		800		15.92
        1/24/2008		800		15.98
        1/24/2008		500		16.50
        1/24/2008		70		16.50
        1/24/2008		230		16.49
        1/24/2008		300		16.45
        1/25/2008		200		16.75
        2/4/2008		100     	16.33
        2/4/2008		100		16.34
        2/4/2008		2		16.33
        2/4/2008		98		16.33
        2/4/2008		100		16.33
        2/5/2008		20		17.10
        2/6/2008		30		16.07
        2/15/2008		100		16.25
        2/20/2008		1000		16.35
        2/20/2008		900		16.25
        2/20/2008		120		16.20
        2/20/2008		110		16.22
        2/20/2008		100		16.24
        2/20/2008		1000		16.25
        2/20/2008		300		16.20
        2/20/2008		200		16.22
        2/20/2008		340		16.50
        2/20/2008		463		16.50
        2/20/2008		100		17.085



        (d) Beneficiaries of accounts managed by Apex Investment Management, Inc.are entitled to receive any dividends or sales proceeds.

        (e)  n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
                TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_2-27-08________________
Date


__Apex Investment Management, Inc.
By: Byron D Aldridge, Jr.

Signature


_Byron D Aldridge, Jr._____
Chairman